UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Levine Leichtman Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(b) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 4,553,500 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

22.5% (See Item 5)

14.	Type of Reporting Person

PN

CUSIP No. 210502 100	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

LLCP California Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(b) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 4,553,500 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

22.5% (See Item 5)

14.	Type of Reporting Person

PN

CUSIP No. 210502 100	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(c) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 4,553,500 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

22.5% (See Item 5)

14.	Type of Reporting Person

CO

CUSIP No. 210502 100	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(d) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 4,553,500 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

22.5% (See Item 5)

14.	Type of Reporting Person

IN

CUSIP No. 210502 100	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(e) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 4,553,500 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 4,553,500 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,500 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

22.5% (See Item 5)

14.	Type of Reporting Person

IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 5 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on November 25, 1998 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 21, 1999 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on June 2, 1999 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on March 24, 2000 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed with the Commission on February 11, 2003. The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is referred to herein as “Amended Schedule 13D.” The Amended Schedule 13D relates to the Common Stock, no par value per share, of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as Exhibit 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4. Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

During the period April 16, 2003 through May 27, 2003, the Partnership sold from time to time in the ordinary course of its business $3,614,000 aggregate principal face amount of 10.50% Participating Equity Notes (“PENS”) previously issued by the Issuer, representing the Partnership’s entire holdings of PENS. All of the sales of PENS were made by brokers in arm’s length open market transactions.

Except for the foregoing, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 4,553,500 shares of Common Stock, including 1,000 shares of which may be acquired by the Partnership upon exercise of the Restated Warrant. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of May 12, 2003, approximately 22.5% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 20,219,476 shares of Common Stock were issued and outstanding as of such date as reported by the Issuer in its Form 10-Q for the Quarterly Period Ended March 31, 2003, filed with the Commission on May 15, 2003).

In addition, the Reporting Persons may be deemed to be the beneficial owners, solely for purposes of electing or appointing the LLCP Representative to the Board under the Second Amended and Restated Investor Rights Agreement as described in Items 4 above and 6 below, of the shares of Common Stock beneficially owned by the Bradleys. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Bradleys and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

(c)	None of the Reporting Persons has effectuated any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

In connection with the completion by the Issuer on May 20, 2003, of the acquisition of TFC Enterprises, Inc. and its subsidiaries (the “TFC Acquisition”), the Issuer and the Partnership entered into a Consent and Third Amendment to Securities Purchase Agreement dated as of May 20, 2003 (the “Consent and Third Amendment”), a copy of which is attached as Exhibit 99.11 hereto, and certain related documents. Pursuant to the Consent and Third Amendment, among other things, the Partnership consented to the consummation of the TFC Acquisition and the Issuer and the Partnership amended certain provisions of that certain Second Amended and Restated Securities Purchase Agreement dated as of March 8, 2002, a copy of which is incorporated by reference as Exhibit 99.1 to Amendment No. 4, as amended by a First Amendment to Securities Purchase Agreement dated as of August 14, 2002, a copy of which is attached as Exhibit 99.8 to Amendment No. 4, and as amended by a Second Amendment to Securities Purchase Agreement dated as of February 3, 2003, a copy of which is attached as Exhibit 99.9 to Amendment No. 4.

The foregoing description of the Consent and Third Amendment is not, and does not purport to be, complete and is qualified in its entirety by reference to a copy of the same filed as Exhibit 99.11 hereto, and is incorporated herein in its entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.11	Consent and Third Amendment dated as of May 20, 2003, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

June 2, 2003	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

	By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

/s/ ARTHUR E. LEVINE
ARTHUR E. LEVINE

/s/ LAUREN B. LEICHTMAN
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

99.11	Consent and Third Amendment dated as of May 20, 2003, between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.